Exhibit 99.38

Date: March 1, 2011	100 University Avenue, 9th floor Toronto ON, M5J 2Y1 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: LAKE SHORE GOLD CORP

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	30/03/2011
Record Date for Voting (if applicable) :	30/03/2011
Beneficial Ownership Determination Date :	30/03/2011
Meeting Date :	04/05/2011
Meeting Location (if available) :	Toronto, ON

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	510728108	CA5107281084

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for LAKE SHORE GOLD CORP